UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________

FORM 11-K

______________

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2010

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______to _________

Commission file number 0-23246

Daktronics, Inc.
(Name of issuer of the securities held pursuant to the plan)

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Daktronics, Inc. 401(k) Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Daktronics, Inc.
201 Daktronics Drive
Brookings, SD 57006

DAKTRONICS, INC. 401(k) PLAN
FORM 11-K
For the Plan Year Ended April 30, 2010

- ii -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee
Daktronics, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Daktronics, Inc. 401(k) Plan (the “Plan”) as of April 30, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at April 30, 2010 and 2009, and changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of April 30, 2010 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Minneapolis, Minnesota
October 25, 2010

DAKTRONICS, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF
APRIL 30, 2010 AND APRIL 30, 2009

	Year Ended
	April 30,	April 30,
	2010	2009
ASSETS
Investments at fair value
Daktronics, Inc. common stock	$16,538,919	$18,430,698
Mutual funds	31,900,143	21,210,165
Money market mutual fund	1,513,633	1,436,513
Common collective trust	2,586,977	2,897,358
	52,539,672	43,974,734

Receivables
Participant notes receivable	1,042,910	930,867
Employer matching contributions	161,879	341,575
Employer profit sharing contributions	-	401,702
Accrued interest	2,540	3,205
	1,207,329	1,677,349

Total assets	53,747,001	45,652,083

LIABILITIES
Accrued administrative expenses	27,535	25,219
Excess contributions payable	81,999	78,210
Total liabilities	109,534	103,429
Net assets available for benefits, at fair value	53,637,467	45,548,654

Adjustment from fair value to contract value
for fully benefit-responsive investment contracts	(38,231)	108,200
Net assets available for benefits	$53,599,236	$45,656,854

See accompanying notes to financial statements.

DAKTRONICS, INC. 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE
YEARS ENDED APRIL 30, 2010 AND APRIL 30, 2009

	Year Ended
	April 30,	April 30,
	2010	2009
Additions to net assets attributed to
Investment income
Net appreciation/(depreciation) in fair value of investments	$6,283,408	$(20,857,070)
Interest and dividends	667,171	704,823
	6,950,579	(20,152,247)

Contributions
Employer	887,839	1,777,441
Participants and plan transfers	3,952,026	4,218,545
	4,839,865	5,995,986
Total net additions/(deductions)	11,790,444	(14,156,261)

Deductions from net assets attributed to
Benefits paid to participants	3,698,169	1,939,912
Administrative expenses	149,893	145,663
Total deductions	3,848,062	2,085,575
Net increase/(decrease) in net assets	7,942,382	(16,241,836)

Net assets available for benefits:
Beginning of year	45,656,854	61,898,690
End of year	$53,599,236	$45,656,854

See accompanying notes to financial statements.

DAKTRONICS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1.  SIGNIFICANT ACCOUNTING POLICIES

Nature of business of Plan Sponsor:  Daktronics, Inc. and its subsidiaries are engaged principally in the design, manufacture and sale of a wide range of electronic display systems and related products which are sold in a variety of markets throughout the world and rendering related maintenance and professional services.  Our products are designed primarily to inform and entertain people through the communication of content.

Basis of accounting:  The accompanying financial statements are prepared on the accrual basis of accounting.

Use of estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Risks and Uncertainties: The Daktronics, Inc. 401(k) Plan (the “Plan”) invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risks associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.  Daktronics, Inc. common stock is included in investments accounts for approximately 30.9% and 40.4% of the net assets available for benefits of the Plan at April 30, 2010 and 2009, respectively. Fluctuations in the price of Daktronics, Inc. common stock may continue to materially affect the participants’ account balances and the net assets available for benefits of the Plan as a whole.

Investment valuation and income recognition:  The investments are stated at fair value as determined by quoted market prices on the last business day of the Plan year, except investment assets in common collective trusts (“CCT”), which are stated at fair value as reported by the CCT.  Participant notes receivable are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Wells Fargo Stable Return Fund N4 is a CCT which has all its assets invested in Wells Fargo Stable Return Fund G.  The fair value of this investment is based on the underlying unit value reported by Wells Fargo Stable Return Fund G.  The fair value of the CCT is adjusted to contract value, in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 946, Financial Services-Investment Companies, and ASC 962, Plan Accounting-Defined Contribution Pension Plans.  Contract value represents contributions made plus interest accrued at the contract value, less withdrawals.

Fully Benefit-Responsive Investment Contracts:  The Plan, through its investment in the Wells Fargo Stable Return Fund N4, invests in fully benefit-responsive investment contracts.  The Plan follows ASC 946 and ASC 962, which define the circumstances in which an investment contract is considered to be a fully benefit-responsive investment contract in a defined-contribution pension plan.

As required under ASC 946, investments in the accompanying statements of net assets available for benefits include fully benefit-responsive investment contracts recognized at fair value.  ASC 962 requires fully benefit-responsive investment contracts to be reported at fair value in the Plan’s statements of net assets available for benefits, with a corresponding adjustment to reflect these investments at contract value.  The requirements of ASC 946 and ASC 962 are reflected in the statements of net assets available for benefits as of April 30, 2010 and 2009.

Fully benefit-responsive investment contracts are recorded on the Form 5500 at contract value, whereas, in the Plan’s financial statements, these investments are presented at fair value with an adjustment to contract value.

Payment of benefits:  Benefit payments are recorded when paid.

New Accounting Pronouncements:   In June 2009, the FASB issued Statement of Accounting Standards No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (codified as “ASC 105”).  ASC 105 establishes the Accounting Standards Codification (“ASC”) as the source of authoritative accounting literature recognized by the FASB to be applied by nongovernmental entities in addition to rules and interpretive releases of the Securities and Exchange Commission (“SEC”), which are sources of authoritative generally accepted accounting principles (“GAAP”) for SEC registrants. All other non-grandfathered, non-SEC accounting literature not included in the Codification will become non-authoritative.  ASC 105 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of the financial statements.  Following this statement, the FASB has issued new standards in the form of Accounting Standards Updates (“ASU”).  ASC 105 became effective for the Plan’s year ended April 30, 2010 and was not intended to change or alter existing GAAP. The adoption of ASC 105 did not have any impact on the Plan’s financial statements.

In September 2006, the FASB issued ASC 820, Fair Value Measurements and Disclosures.  ASC 820 establishes a framework for measuring fair value, clarifies the definition of fair value, and requires additional disclosures about fair value measurements that are already required or permitted by other accounting standards (except for measurements of share-based payments) and is expected to increase the consistency of those measurements. ASC 820, as issued, is effective for fiscal years beginning after November 15, 2007.  In February 2008, the effective date of ASC 820 was deferred for one year for certain nonfinancial assets and nonfinancial liabilities.  Accordingly, we adopted certain parts of ASC 820 at the beginning of fiscal 2009, and we adopted the remaining parts of ASC 820 at the beginning of fiscal 2010.  The implementation of ASC 820 did not have a material impact on the Plan’s financial statements at either date.

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements, which amends ASC 820, Fair Value Measurements and Disclosures.  ASU 2010-06 adds new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in level 3 fair value measurements, and (4) the transfers between levels 1, 2, and 3 fair value measurements. ASU 2010-06 was effective for the Plan’s year ended April 30, 2010, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for the Plan’s year ending April 30, 2011.  In the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. We adopted the additional disclosures required for all levels of fair value measurements.  The adoption of ASU 2010-06 did not have a material impact on the Plan’s financial statements.

In September, 2010, the FASB issued Emerging Issues Task Force (“EITF”) 10-C, Plan Accounting-Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans (a consensus of the FASB Emerging Issues Task Force) which amends ASU 962.  EITF 10-C specifies that participant loans should be classified as notes receivable from participants in the financial statements of a defined contribution plan, measured at the outstanding principal amount plus accrued but unpaid interest.   EITF 10-C, also states that no further disclosures specific to participant loans is required.  EITF 10-C is effective for fiscal years ending after December 15, 2010, with early adoption permitted.  We adopted EITF 10-C with the Plan’s year ended April 30, 2010 and presented the participant loans at carrying value on the Statement of Net Assets Available for Benefits.  The adoption of EITF 10-C did not have a material impact on the Plan’s financial statements.

Note 2.  INFORMATION REGARDING THE PLAN

The following description of the Plan provides only general information.  More complete information on the provisions of the plan can be found in the Plan agreement.

General:  The Plan is a defined contribution plan providing benefits for substantially all U.S. based employees of the Company who have attained 21 years of age and have completed one year of service.  However, employees are eligible to make salary deferrals to the Plan upon completion of three months of service and attainment of 21 years of age.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Administration:  The Company has appointed an Administrative Committee to manage the day-to-day operation and administration of the Plan and an Investment Committee to select and monitor the investments of the Plan.

Participant’s contributions: Participants may elect to have the Company contribute a percentage of their eligible pre-tax compensation not to exceed the maximum amount allowable under the Internal Revenue Code (the “Code”). Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant’s direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions: The Company may make discretionary profit sharing contributions to the accounts of eligible participants as defined in the Plan and as approved by the Company’s Board of Directors.  During fiscal year 2009 and during the first quarter of fiscal 2010, the Company matched 50% of the first 6% of each eligible participant’s contribution.  Effective August 1, 2009, the Company matched 25% of the first 6% of the employee’s pay during the quarter.  The Company made additional discretionary contributions for the year ended April 30, 2009 equal to 1.1% of pay to a maximum of $200 per participant.  No additional discretionary contributions were made by the Company for the year ended April 30, 2010.

Participants’ accounts:  Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings and losses, and it is charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined in the Plan’s provisions.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Non-participant directed investments are invested in a mutual fund.

Vesting:  Participants are immediately vested in their voluntary contributions, including rollover contributions from other qualified plans, plus actual earnings thereon.  The remainder of their accounts are vested according to the number of years of continuous service.  Participants’ accounts become fully vested after five years of credited service and vest at the rate of 20% per year, commencing after one year of service.  U.S.-based employees hired as a result of an acquisition by the Company or its subsidiaries are generally entitled to an appropriate service credit for the length of employment with their former company for purposes of determining eligibility, vesting and contribution allocations for the Plan.

Payment of benefits:  Distributions of a participant’s vested account balance are made as soon as administratively possible following his or her retirement, total disability, death or termination of employment.  The amount of distribution under the Plan is equal to the participant’s vested account balance.  If the participant has any loan balance at the time of distributions, the amount of cash available to the participant or beneficiary is reduced by the outstanding balance of the loan.

Investment fund information:  Participants may individually direct employee contributions in various mutual funds, common collective trusts, money market accounts and Daktronics, Inc. common stock. Participants may change their investment options daily.

Participant notes receivable:  Participants may borrow from their accounts up to the lesser of $50,000 or 50% of their vested account balance.  Loan transactions are treated as a transfer to (from) the investment funds from (to) the participant notes fund.  Loan terms range from one to five years, or longer for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear a commercially reasonable rate of interest, which the Company has determined to be the prime rate as determined by the Plan’s Trustee. Changes in the prime rate are implemented by the Trustee when it is reasonably administratively feasible to do so. Principal and interest are paid ratably no less than biweekly through payroll deductions.

Excess contributions refundable:  At April 30, 2010 and April 30, 2009, payables of $81,999 and $78,210, respectively, were recorded for amounts refundable by the Plan to participants for contributions made in excess of amounts allowed by the Internal Revenue Service (“IRS”).

Forfeited accounts:  During the years ended April 30, 2010 and April 30, 2009, respectively, forfeitures of the non-vested accounts of terminated participants of $54,635 and $44,817 were used to reduce employer contributions.

Administrative expenses:  Administrative expenses, consisting of investment management services fees and audit fees, are paid by the Plan using forfeitures of the Company’s contributions, and any remaining balance is netted against investment returns.

Note 3.  INVESTMENTS

During the years ended April 30, 2010 and April 30, 2009, the Plan’s investments (including investments purchased, sold and held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Year Ended
	April 30,	April 30,
	2010	2009
Daktronics, Inc. common stock	$(1,287,404)	$(11,761,870)
Mutual Funds	7,497,791	(9,191,531)
Common Collective Trust	73,021	96,331
	$6,283,408	$(20,857,070)

Investments that represent 5% or more of the fair value of the Plan’s net assets as of April 30, 2010 and 2009 are as follows:

	Year Ended
	April 30,	April 30,
	2010	2009
Investments, at fair value:
Daktronics, Inc. common stock	$16,538,919	$18,430,698
Euro Pacific Growth Fund	6,008,411	4,101,847
Investment Company of America Fund	5,344,270	3,870,787
Growth Fund of America Fund	5,161,259	3,681,210
Wells Fargo Stable Return Fund N4	2,586,977	2,897,358
MFS Total Return Fund	3,200,773	2,409,538
T Rowe Price Mid-Cap Growth Fund	3,476,484	1,960,745
T Rowe Price Small Capitalized Fund	3,450,639	1,794,534

The following represents holdings and transactions in Daktronics, Inc. common stock, a party-in-interest:

	Year Ended
	April 30,	April 30,
	2010	2009
Investments, at fair value:
Daktronics, Inc. common stock	$16,538,919	$18,430,698

	Year Ended
	April 30,	April 30,
	2010	2009
Changes in Daktronics common stock due to:
Contributions	$960,771	$4,996,698
Dividends	193,591	164,457
Net realized and unrealized depreciation in fair value	(1,287,404)	(11,761,870)
Distributions to participants	(1,758,737)	(2,006,852)
	$(1,891,779)	$(8,607,567)

Note 4.  FAIR VALUE MEASUREMENT

ASC 820, as described previously, defines fair value as the price that would be received to sell an asset or paid to transfer the liability (an exit price) in an orderly transaction between market participants.  It also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The fair value hierarchy within ASC 820 distinguishes between three levels of inputs that may be utilized when measuring fair value, consisting of level 1 inputs (using quoted prices in active markets for identical assets or liabilities), level 2 inputs (using inputs other than level 1 prices, such as quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability) and level 3 inputs (unobservable inputs supported by little or no market activity based on our own assumptions used to measure assets and liabilities).  A financial asset’s or liability’s classification within this hierarchy is determined based on the lowest level input that is significant to the fair value measurement.   The following table presents the Plan’s assets valued at fair value as of April 30, 2010 by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Daktronics, Inc Common Stock	$16,538,919	$-	$-	$16,538,919
Common Collective Trust	-	2,586,977	-	2,586,977
Mutual Funds	31,900,143	-	-	31,900,143
Money Market Mutual Fund	1,513,633	-	-	1,513,633
TOTAL	$49,952,695	$2,586,977	$-	$52,539,672

Note 5.  PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.  If the Plan is terminated, participants will become 100 percent vested in their accounts.

Note 6.  TAX STATUS

The underlying non-standardized prototype plan has received an opinion letter from the IRS dated August 31, 2001 stating that the form of the plan is qualified under Section 401 of the Code, and, therefore, the related trust is tax exempt.  In accordance with Revenue Procedure 2009-6 and Revenue Procedure 2005-16, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Note 7.  SUBSEQUENT EVENTS

On June 3, 2010, the Board of Directors of Daktronics, Inc. declared payment of a dividend of $0.10 per share payable on June 25, 2010 to holders of record of its common stock on June 14, 2010.

On September 17, 2010, the Board of Directors of Daktronics, Inc. declared payment of a special cash dividend of $0.50 per share of common stock.  The annual cash dividend will be payable on October 14, 2010 to shareholders of record as of the close of business on September 30, 2010.

DAKTRONICS, INC. 401(k) PLAN
EIN-46-0306862 PLAN 002
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
APRIL 30, 2010

Identity of Issue, Borrower
Lessor, or Similar Party	Shares	Cost	Current Value

Common Stock:	1,975,976	$17,353,283	$16,538,919
Daktronics, Inc. common stock*
Common collective trust:
Wells Fargo Stable Return Fund*	56,712	2,432,938	2,548,746
Mutual Funds:
Pimco Total Return Fund	203,086	2,146,897	2,260,352
Euro Pacific Growth Fund	157,908	6,127,055	6,008,411
Growth Fund America Fund	180,086	5,076,831	5,161,259
Investment Company of America Fund	198,377	6,843,427	5,344,270
Perkins Mid-Cap Value Fund	103,828	1,918,956	2,228,151
MFS Total Return Fund	234,833	3,285,795	3,200,773
T Rowe price Mid-Cap Growth Fund	64,860	3,122,255	3,476,484
T Rowe Price Small Capitalization Fund	111,060	3,091,230	3,450,639
Wells Fargo Index Fund*	17,709	723,924	769,804
		$32,336,370	$31,900,143
Money market mutual fund:
Wells Fargo Short-term Money Market Fund*		1,513,633	1,513,633
Participant notes receivable (with interest rates
ranging from 4.25% to 10.5%, maturing
through November, 2013)		1,042,910	1,042,910
		$54,679,134	$53,544,351

	*Indicates a party-in-interest to the Plan.

 SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DAKTRONICS, INC. 401(k) PLAN

By: /s/ William R. Retterath
William R. Retterath
Chief Financial Officer (Principal Accounting and Principal Financial Officer of Daktronics, Inc.)

Date: October 25, 2010